C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 749-1652

Chuck.Chaplin@mbia.com

www.mbia.com

May 12, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MBIA Inc. Form 10-Q for the Fiscal Quarter Ended September 30, 2009 File No. 001-09583

Dear Mr. Rosenberg:

We have received your letter dated April 29, 2010 in which you provided comments on our Form 10-Q for the fiscal quarter ended September 30, 2009 and our letter to you dated March 26, 2010. It is our intention to respond to your comments no later than Friday, June 4, 2010.

Please feel free to contact me at 914-765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin